SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Western Reserve Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value, $1.00 stated value

 (Title of Class of Securities)

959330 10 1

 (Cusip Number)

December 31, 2009

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 959330 10 1

	1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):
Glenn M. Smith
	2.	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

	3.	SEC Use Only
	4.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:
	5.	Sole Voting Power: 23,039

	6.	Shared Voting Power: 7,499

	7.	Sole Dispositive Power: 23,039

	8.	Shared Dispositive Power: 7,499
	9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,538

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

	11.	Percent of Class Represented by Amount in Row (9): 5.18% (Based on 584,727 shares of common stock outstanding as of 12/31/09)
	12.	Type of Reporting Person: IN

Item 1.
	(a)	Name of Issuer: Western Reserve Bancorp, Inc.
	(b)	Address of Issuer's Principal Executive Offices: 4015 Medina Road, Suite 100 Medina, Ohio 44256

Item 2.
	(a)	Name of Persons Filing: Glenn M. Smith
	(b)	Address of Principal Business Offices or, if None, Residence: 2688 Abbeyville Road Valley City, OH 44280

	(c)	Citizenship: U.S.A.
	(d)	Title of Class of Securities: Common Stock, no par value, $1.00 stated value
	(e)	CUSIP Number: 959330 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
	(a)	Amount beneficially owned: 30,538
	(b)	Percent of class: 5.18%

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 23,039
		(ii)	Shared power to vote or to direct the vote 7,499
		(iii)	Sole power to dispose or to direct the disposition of 23,039
		(iv)	Shared power to dispose or to direct the disposition of 7,499

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person - Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company – Not Applicable
Item 8.	Identification and Classification of Members of the Group - Not Applicable
Item 9.	Notice of Dissolution of Group - Not Applicable

Item 10.	Certification - Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 5, 2010

/s/ Glenn M. Smith
Glenn M. Smith